EXHIBIT 99.1

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CONTACTS:	Roger Friedberger, ILOG
(650) 567-8115 (USA) +33 -1 49 08 35 74 (Europe) Taylor Rafferty Associates (212) 889-4350 (USA) +44 -20 7936 0400 (Europe)

FOR IMMEDIATE RELEASE:

ILOG Nominates Thomas Weatherford to its Board

PARIS and MOUNTAIN VIEW, Calif.—November 4, 2002—ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), the leading provider of enterprise-class software components, has nominated Thomas Weatherford, chief financial officer of business intelligence software leader, Business Objects (NASDAQ: BOBJ; Euronext SICOVAM: 012074), to its Board of Directors.

Mr. Weatherford has been Business Objects’ chief financial officer since 1997 and has recently announced his retirement at the end of 2002. “ILOG can only benefit from Thom’s experience in the international software and financial world,” said Pierre Haren, ILOG CEO. “He is well known among the institutional software investment community and there are many similarities between ILOG’s and Business Objects’ businesses where his experience will be highly relevant. I look forward to welcoming him to our Board.”

Over his 30-year career, Weatherford has held senior financial positions at NETCOM On-Line Communication Services, Logitech, Texas Instruments, Schlumberger, and Tandem Computers. In addition to his senior management role at Business Objects, he serves as the company’s representative on the Board of InStranet, Inc., a privately held software company.

Mr. Weatherford’s election to the Board of Directors is anticipated at ILOG’s Annual General Meeting, in Paris, on December 17, 2002. Proxy materials for this meeting are being sent to shareholders.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

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